SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 8-A

        For registration of Certain Classes of Securities
             Pursuant to Section 12(b) or (g) of the
                 Securities Exchange Act of 1934


                    RIO HOTEL & CASINO, INC.
       (Exact name of registrant as specified in charter)


          NEVADA                                 95-3671082
(State of incorporation or                      (IRS Employer
      organization)                          Identification No.)


3700 Flamingo Road, Las Vegas, Nevada                     89103
(Address of principal executive offices)             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to                     Name of each exchange
   be so registered                       on which each class is
                                             to be registered

Common Stock, $.01 Par                        New York Stock
        Value                                 Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of Class)

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The  Common Stock of the Registrant is the only class  being
registered   hereby.    The  information  regarding   the   other
authorized classes of securities is for information only.

COMMON STOCK

     The authorized Common Stock of the Company consists of 100,000,000 shares of Common Stock, $.01 par value. All outstanding shares of Common Stock are fully paid and nonassessable. All holders of Common Stock have the right to cast one vote for each share held of record on any matter coming before the stockholders for a vote. Stockholders have no preemptive or subscription rights. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

     Subject to the rights of the holders of outstanding preferred stock, of which there are presently none outstanding, the holders of Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors from time to time from funds legally available therefor and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock.

PREFERRED STOCK

     The Company is authorized to issue 12,500,000 shares of 8% Cumulative Convertible Preferred Stock, par value $.01 ("8% Preferred Stock"). None of the authorized 8% Preferred Stock is issued or outstanding, and the Company has no present plans to issue shares of 8% Preferred Stock. If and when the 8% Preferred Stock is issued, the holders will be entitled to a $.0064 per share annual dividend out of funds legally available therefor, which dividend will be cumulative. Upon voluntary or involuntary liquidation, winding up or dissolution of the Company, the 8% Preferred Stock will be entitled to a liquidation preference of $.008 per share plus unpaid cumulative dividends. The 8% Preferred Stock will be convertible at the option of the holders at the rate of one share of Common Stock for every eight shares of 8% Preferred Stock at any time or from time to time after issuance. The 8% Preferred Stock is not entitled to any voting rights and the 8% Preferred Stock does not have preemptive rights.

     The Company is authorized to issue 10,000,000 shares of Class II Preferred Stock, par value $.01 ("Class II Preferred Stock"). None of the Class II Preferred Stock is issued or outstanding, and the Company has no present plans to issue shares of Class II Preferred Stock. The Company's Board of Directors is empowered to issue one or more series of Class II Preferred Stock with such rights, preferences, restrictions and privileges as may be fixed by the Board of Directors, without further action by the Company's stockholders. The issuance of the Class II Preferred Stock could adversely affect the rights, including voting rights, of the holders of the Common Stock and could impede an attempted takeover of the Company.

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

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

NEVADA STATUTES

     Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

     The Combination with Interest Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having:
(i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or
(iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of:
(i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder whichever is higher;
(ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

     Nevada's Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute specifies three thresholds; one-fifth or more but less than one-third or more but less than a majority, and a majority or more, of the voting power of the corporation in the election of directors. Once an acquiror crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety days become Control Shares and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment

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

for the fair value of their shares. Pursuant to the Control Share Acquisition Statute, the Company's Articles of Incorporation authorize the redemption of the shares of an acquiror who fails to obtain the requisite stockholder vote to be accorded full voting rights. The Board of Directors is to notify the stockholders within twenty days after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters' rights.

     The   provisions  of  various  gaming  statutes,  rules  and
regulations also may have certain effects concerning a potential change of control of the Company.

ITEM 2.   EXHIBITS

     Pursuant to Item II of the Instructions as to Exhibits of Form 8-A, the following Exhibits are filed with the copies of this registration statement to be filed with the New York Stock Exchange, Inc., but otherwise are not being filed with the Securities and Exchange Commission:


EXHIBIT  DESCRIPTION
NO.

1 The Company's Annual Report on Form 10-K for the Year ended December 31, 1994.

2(a)     The  Company's  Quarterly Report on Form  10-Q  for  the
         Quarter Ended March 31, 1995.

2(b)     The  Company's  Quarterly Report on Form  10-Q  for  the
         Quarter Ended June 30, 1995.

2(c)     The  Company's Current Report on Form 8-K dated July 18,
         1995.

2(d)     The   Company's  Current  Report  on  Form   8-K   dated
         September 15, 1995

3        The Company's definitive Proxy Statement dated April  4,
         1995

4(a)     Amended  and Restated Articles of Incorporation  of  Rio
         Hotel & Casino, Inc. filed July 19, 1994.

4(b)     Amended  and  Restated Bylaws of  Rio  Hotel  &  Casino,
         Inc., certified March 3, 1993.

4(c)     Rio  Hotel  &  Casino, Inc. Non-Statutory  Stock  Option
         Plan,   as   amended  September  5,  1991,  as   amended
         February  28,  1992 (to reflect change in Company  name)
         as amended June 22, 1993.

4(d)     Rio  Hotel  & Casino, Inc. Directors' Stock Option  Plan
         As  Amended  February  28, 1992 (to  reflect  change  in
         Company name only).

                                  4


4(e) Rio Hotel & Casino, Inc. 1995 Long-Term Incentive Plan as adopted January 26, 1995.

5 Specimen Common Stock Certificate for the Common Stock of Rio Hotel & Casino, Inc.

6        The Company's 1994 Annual Report to Stockholders.


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

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              RIO HOTEL & CASINO, INC.


                              By: /s/
                                 Susan L. Johnson
                                 Secretary


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